SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                        RYANAIR MANAGEMENT APPOINTMENTS


Ryanair Holdings plc today, 8th January 2003, confirmed the following senior appointments.

Michael Cawley, the current Chief Financial Officer has been appointed to the position of Chief Operating Officer (COO) and Deputy Chief Executive, reporting to the Chief Executive.

Howard Millar, currently Director of Finance, has been appointed to the position of Chief Financial Officer (CFO) and Deputy Chief Executive, reporting to the Chief Executive.

These appointments became effective on 1st January 2003.


Ends  Wednesday, 8th January 2003


For further information:


Michael O'Leary

Ryanair

Tel: + 353 1 8121212



Pauline McAlester

Murray Consultants

Tel: + 353 1 4980300.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 January 2003
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director